

QUOIN CAPITAL, LLC

Statement of Financial Condition

for the Year Ended December 31, 2023

(With the Report of Independent Registered Public Accounting Firm Thereon)

PUBLIC COPY



Table of Contents

For the Year Ended December 31, 2023

<u>CONTENTS</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66980

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Quoin Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1515 Market Street - Suite 1808

(No. and Street)

Philadelphia	**PA**	**10102**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francis G. Mitchell	**610-256-3420**	fmitchell@quoincapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reid CPAs, LLP

(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike - Suite 400	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

(07/01/2013)	**(5861)**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joquinn Thomas Sadler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quoin Capital, LLC _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PSC

Tykeyah S Collins
NOTARY PUBLIC
Henry County, GEORGIA
My Commission Expires 02/10/2026

Tykeyah S Collins
Notary Public

Signature: *JT Sadler*

Title: CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Quoin Capital, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	134,803
Deposit with clearing broker		101,218
Other assets		21,142
Fixed assets, net of accumulated depreciation of $17,777		8,571
Right of use assets		39,741
Total Assets	$	305,475

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	62,453
Operating lease liability		39,980
Total Liabilities		102,433
Total Equity		203,042
Total liabilities and member's equity	$	305,475

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of the Organization

Quoin Capital, LLC, (The "Company), is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company was established in the State of Delaware on August 24, 2004. Pursuant to its FINRA membership agreement, the Company does not hold customer funds or securities and clears all customer securities transactions on a fully disclosed basis through its clearing broker, and consequently operates under the exemptive provisions of S.E.C Rule 15c3-3(k)(2)(ii).

Note 2. Summary of Significant Accounting Policies

a) Basis of Accounting

The accompanying financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of the authoritative U.S. GAAP.

b) Revenue Recognition

The Company has three primary lines of business: (i) brokerage commissions, (ii) distribution fees, and (iii) other fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Other Fees Earned. The Company receives fees based upon its participation in the underwriting of fixed income securities, primarily municipal securities. The Company may either sell these securities in an initial or secondary offering, or act as an intermediary in the buying or selling of these securities on behalf of its customers. The Company will receive a fee, frequently in the form of a markup, for providing this service. The performance obligation is satisfied on the date the transaction is settled because there are no remaining tasks which are to be performed related to the service that is delivered.

 From time to time the Company may provide other services for the convenience of its customers. In these cases, the Company performs a simple act under contract for which it receives an agreed upon service(s) fee and/or time and materials fee. The performance obligation is partially or fully satisfied on the date(s) the service(s) is/are delivered because there are no remaining tasks which are to be performed related to the service or the allocated time and materials portion thereof that is delivered.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

QUOIN CAPITAL, LLC
Notes to Financial Statements
For The Year Ended December 31, 2023

d) Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts is provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Uncollectible bad debt expense for the year ended December 31, 2023, was $10,000.

e) Furniture and Equipment

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture	7 years
Office and Computer Equipment	5 years

Depreciation commences the month following the month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

f) Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash. On December 31, 2023, the Company had $236,021 in cash, and had no restricted cash.

g) Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

h) Operating Leases

On January 1, 2019, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with remaining terms longer than 12 months. Leases will either be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company does not expect this ASU to have a material impact on its financial statements.

Note 3. Furniture, Equipment and Depreciation

Furniture, equipment, and the related accumulated depreciation on December 31, 2023 consists of the following:

Furniture & fixtures	$21,407
Computers & office equipment	4,941
Total	26,348
Accumulated depreciation	-17,777
Net Furniture & equipment	$ 8,571

Note 4. Commitments and Contingencies

a) *Operating Lease*

The Company has an operating lease arrangement for office space which expires August 31, 2024. As of December 31, 2023 the remaining future minimum lease payments are as follows:

Through August 31, 2024 $10,192

b) *Contingencies*

In the normal course of business there can be various claims against the Company. In the opinion of the Company's management, through April 15, 2024, which is the date the financial statements were available to be issued, there were no such claims that would materially affect the company's financial position.

Note 5. Concentration of Credit risk

The Company maintains cash accounts, which at times may exceed the federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks in its cash accounts.

Note 6. Net Capital Requirement

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $100,000 or 6 2/3rds % of aggregate indebtedness, whichever is greater. On December 31, 2023 the Company had net capital of $173,329 which was $73,329 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was 36.03%.

Note 7. Going Concern Assessment

While the accompanying financial statements have been prepared assuming the Company will continue as a going concern, Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent, there is substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty; however, the parent company has pledged to provide any additional capital support required to enable the Company to continue as a going concern and maintain net capital in excess of regulatory required minimums.

Note 8. Subsequent Events

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 28, 2024 which is the date the financial statements were available to be issued. On January 1, 2024, the Company terminated two office leases without penalty. No other events took place that would have a material impact on the Company's financial statements.

QUOIN CAPITAL, LLC

Computation of Net Capital

December 31, 2023

Schedule I Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2023.

Total Member's Capital from statement of financial condition		
Credit Factors		
Member's equity		$ 203,042
Debit Factors		
Non-allowable assets		29,713
Net capital		173,329
Less minimum net capital requirements		
Greater of 6-2/3rds% of aggregate indebtedness or $100,000		100,000
Excess net capital		$ 73,329
Capital ratio (maximum allowance 1500%)		
(*) Aggregate indebtedness	$ 62,453	
Divided by net capital	173,329 = 36.03%	
Aggregate indebtedness		$ 62,453

*There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 Part IIA filing of December 31, 2023.

Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Expressed in U.S. dollars) December 31, 2023.

The company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Quoin Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quoin Capital, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quoin Capital, LLC's management. Our responsibility is to express an opinion on Quoin Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quoin Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Quoin Capital, LLC's auditor since 2023.

Reid CPAs, LLP

Woodbury, NY
May 28, 2024